SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Altimmune, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02155H 101

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02155H 101	13G	Page 2 of 8

1.	NAMES OF REPORTING PERSONS HealthCap V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,347,409
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,347,409

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,347,409
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 02155H 101	13G	Page 3 of 8

1.	NAMES OF REPORTING PERSONS OFCO Club V
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 20,508
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 20,508

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,508
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12.	TYPE OF REPORTING PERSON OO

Item 1(a).	Name of Issuer:

Altimmune, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

910 Clopper Rd.

Suite 201-S

Gaithersburg, MD 20878

Item 2(a).	Name of Persons Filing:

This statement is filed on behalf of the following persons with respect to shares of Common Stock of the Issuer:

(i)	HealthCap V, L.P., and

(ii)	OFCO Club V.

The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

HealthCap V, L.P.

18 Avenue d’Ouchy, CH-1006 Lausanne, Switzerland.

OFCO Club V

Engelbrektsplan 1, 11434 Stockholm, Sweden.

Item 2(c).	Citizenship:

HealthCap V, L.P. is a Delaware limited partnership

OFCO Club V, is a partnership organized under the laws of Sweden.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.0001 per share (“Common Stock”).

Item 2(e).	CUSIP Number:

02155H 101

Item 3.	If this statement is filed pursuant to Rule §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a) Amount Beneficially Owned:

The Reporting Persons hold shares of Common Stock, Series B Convertible Preferred Shares (“Preferred Stock”) convertible into shares of Common Stock at a conversion price of $2.67 per share, and warrants exercisable for shares of Common Stock in the following amounts:

Reporting Persons	Shares of Common Stock Held Directly	Preferred Stock Shares	Common Stock issuable upon conversion of Preferred Stock Shares	Warrant Shares	Total Shares of Common Stock
HealthCap V, L.P.	1,212,522	237.834	89,076	45,811	1,347,409
OFCO Club V	18,453	3.624	1,357	698	20,508

On December 15, 2017 and on the fifteenth day of each calendar month thereafter until the maturity date of the Preferred Stock on August 15, 2018 (the “Maturity Date”), inclusive, the Issuer will redeem the stated value of Preferred Stock in nine equal installments (the “Monthly Amortization Amounts”). Holders of the Preferred Stock will have the ability to defer payments, but not beyond the Maturity Date of the Preferred Stock. Subject to certain conditions, the Issuer may elect to pay the Monthly Amortization Amounts in cash or shares of Common Stock or in a combination of cash and shares of Common Stock, such number of shares to be based on a price per share of Common Stock equal to the lowest of (i) the then applicable conversion price of the Preferred Stock, (ii) 85% of the arithmetic average of the three lowest volume weighted average prices of the Common Stock during the ten consecutive trading days prior to the applicable payment date and (iii) 85% of the volume weighted average price of the Common Stock on the trading day immediately prior to the payment date.

HealthCap V GP SA, L.L.C. (“HCSA”) is the sole general partner of HealthCap V, L.P. HCSA has voting and dispositive power over the shares held by HealthCap V, L.P. HCSA disclaims beneficial ownership of such shares. Peder Fredrikson and Francois Kaiser, the members of the board of HCSA, share voting and dispositive power over the shares held by HealthCap V, L.P. and may be deemed to have indirect beneficial ownership of the shares held by such entities. The members of the board of HCSA disclaim beneficial ownership of shares held by HealthCap V, L.P.

OFP V Advisor AB, L.L.C. (“OFP AB”) is a member of OFCO Club V (“OFCO”) and has voting and dispositive control over the shares held by OFCO. Bjorn Ingemar Odlander, Per Olof Eriksson, and Ann Christine Forsberg, the members of the board of OFP AB, may be deemed to possess voting and dispositive control over the shares held by OFCO and may be deemed to have indirect beneficial ownership of the shares held by OFCO. OFP AB and each of its members of the board disclaim beneficial ownership of the shares held by OFCO.

(b) Percent of Class:

The information with respect to the ownership of the Common Stock by the Reporting Persons reported on this Schedule 13G is based on 19,225,323 shares of Common Stock outstanding as of January 18, 2018 as reported by the Issuer to the Reporting Persons.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2018	HealthCap V, L.P.
By its Sole General Partner, HealthCap V GP SA

	By:	/s/ François Kaiser
Print Name: François Kaiser
Print Title: Director

	By:	/s/ Dag Richter
Print Name: Dag Richter
Print Title: Director

Date: February 12, 2018	OFCO Club V
By OFP V Advisor AB, as a member and on behalf of all members, if any, of OFCO Club V

	By:	/s/ Anki Forsberg
Print Name: Anki Forsberg
Print Title: Partner

	By:	/s/ Jacob Gunterberg
Print Name: Jacob Gunterberg
Print Title: Partner

Exhibit 99.1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Altimmune, Inc.

Date: February 12, 2018	HealthCap V, L.P.
By its Sole General Partner, HealthCap V GP SA

	By:	/s/ François Kaiser
Print Name: François Kaiser
Print Title: Director

	By:	/s/ Dag Richter
Print Name: Dag Richter
Print Title: Director

Date: February 12, 2018	OFCO Club V
By OFP V Advisor AB, as a member and on behalf of all members, if any, of OFCO Club V

	By:	/s/ Anki Forsberg
Print Name: Anki Forsberg
Print Title: Partner

	By:	/s/ Jacob Gunterberg
Print Name: Jacob Gunterberg
Print Title: Partner